# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HILLTOP HOLDINGS INC., CIK 0001265131
CUSIP: 432748101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6565 HILLCREST AVE., DALLAS, Texas (TX), 75205
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0001021572
Persons authorized to receive notices and communications: Jennifer Wisinski, Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- Gerald J. Ford (CIK 0001021572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 265,136; shared voting power 15,643,463; sole dispositive power 265,136; shared dispositive power 15,643,463; aggregate amount beneficially owned 15,907,069 (24.8% of the class)
  Comment: Rows 8, 10 and 11. Includes 98,789 shares of Common Stock that are directly beneficially owned by the Trust. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.
  Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Diamond A Financial, LP: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (24.2% of the class)
  Comment: Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Diamond HTH Stock Company, LP (CIK 0001718307): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (24.2% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.
  Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Diamond HTH Stock Company GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (24.2% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.
  Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Turtle Creek Revocable Trust (CIK 0001718194): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 98,789; sole dispositive power 0; shared dispositive power 98,789; aggregate amount beneficially owned 98,789 (0.2% of the class)
  Comment: Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HILLTOP HOLDINGS INC.
Address of issuer's principal executive offices: 6565 HILLCREST AVE., DALLAS, Texas (TX), 75205
Comment: This Amendment No. 18 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Hilltop Holdings Inc., a Maryland corporation ("Hilltop"). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC") by Gerald J. Ford, a United States citizen, Diamond A Financial, LP, a Texas limited partnership, Diamond HTH Stock Company, LP, a Texas limited partnership, Diamond HTH Stock Company GP, LLC, a Texas limited liability company, and Turtle Creek Revocable Trust by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Amendment is incorporated by reference into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

As previously reported in Amendment No. 17 to Schedule 13D filed with the SEC on July 8, 2025, certain of Mr. Ford's children (the "First Family") filed a lawsuit in the First Division of the Business Court of Texas against the Reporting Persons (the "Litigation"). In connection with the Litigation, on July 9, 2025, the Reporting Persons agreed with the First Family not to sell any shares of Common Stock beneficially owned by the Reporting Persons on or prior to July 16, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"The following exhibit is filed to the Schedule 13D:

Exhibit
Number Description of Exhibit

99.A Joint Filing Agreement (incorporated herein by reference to Exhibit 99.A to the Schedule 13D filed on October 6, 2017, by the Reporting Persons with the SEC (File No. 005-79781)).

## Signatures
- Gerald J. Ford: /s/ Gerald J. Ford, Gerald J. Ford (07/11/2025)
- Diamond A Financial, LP: Diamond HTH Stock Company, LP, General Partner (07/11/2025)
- Diamond A Financial, LP: Diamond HTH Stock Company GP, LLC, General Partner (07/11/2025)
- Diamond A Financial, LP: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/11/2025)
- Diamond HTH Stock Company, LP: Diamond HTH Stock Company GP, LLC, General Partner (07/11/2025)
- Diamond HTH Stock Company, LP: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/11/2025)
- Diamond HTH Stock Company GP, LLC: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/11/2025)
- Turtle Creek Revocable Trust: /s/ Gerald J. Ford, Gerald J. Ford, Trustee (07/11/2025)